May 13, 2010

United States Securities & Exchange Commission
Mr. John Reynolds
Assistant Director
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Alico, Inc.
Form 10-K, filed 12-14-2009
File No. 000-00261

Dear Mr. Reynolds:

We have carefully reviewed your comment letter dated April 29, 2010.  Our responses are included in this letter and follow the same sequence as your comments.  For your convenience, we have restated the SEC comment below and follow the comment with our response.

Definitive Schedule 14A, filed January 20, 2010

Compensation Discussion and Analysis, page 15

1.
SEC Comment: We note this part of your response:  “[t]he Committee then reviews such goals and responds to each member of the management team with stated written performance goals, typically accepting or modifying the goals provided by the executive officers themselves.”  The “stated written performance goals” would appear to be performance targets required to be disclosed under Item 402 of Regulation S-K, unless they are not required to be disclosed under Instruction 4 to Item 402(b).  Please confirm that you will disclose these goals in future filings.  Further, please provide draft disclosure as we previously requested.

Response:   We agree that if we in the future have performance goals required to be disclosed under Item 402 of Regulation S-K we will so disclose them in future filings unless they are not required to be disclosed under Instruction 4 to Item 402(b).  As requested attached is the Company’s proposed draft disclosure reflecting the clarification of the Company’s compensation philosophy for 2010 to indicate that our incentive bonus system is discretionary and determined at the end of the fiscal year with no set goals or targets formulated at the beginning of the year.  We will conform the rest of the CD&A to be consistent with this disclosure when the proxy material is filed.

Please let us know if you have any further concerns.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or my person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Patrick W. Murphy
Patrick W. Murphy
Senior Vice President
and Chief Operating Officer

COMPENSATION COMMITTEE REPORT

Compensation Discussion and Analysis

In response to the staff’s request, following is an example of the disclosure to appear in the Compensation Committee Report to be included in Alico’s proxy for its 2011 Annual Meeting of Shareholders:

The basic elements of compensation for the Company’s Executive Officers are (a) base annual salary, (b)  discretionary annual performance-based cash incentive awards which are determined at year end and are not mandatory and (c) discretionary long-term incentive compensation realized through restricted stock grants or participation in the Company’s Management Security Plan (“MSP”) for certain executives (other than senior executives). Perquisites or other fringe benefits make up only a very minor portion of the total annual compensation.  The Company  has three Named Executive Officers.   None of the Named Executive Officers are covered by employment, severance or change in control agreements. To date the Company has not used the services of a compensation consultant in establishing compensation targets for its executives.

A significant portion of the Company’s  business and   revenues come from its agribusiness operations.   As a result, there are several factors outside of the control of the Company’s executives that significantly impact the performance metrics commonly used to measure executive performance, such as  earnings, revenues, or production volumes.  These factors  include weather, disease and market conditions. Not only are freezes, hurricanes, drought, and floods factors that significantly impact agricultural operations, but even subtle changes in the weather (eg., an extended cool or rainy period) can significantly affect production.  Accordingly the Company believes that it is best to evaluate the performance of its executives at year end in light of how they performed  under the circumstances of unpredictable events and conditions to advance the interests of the Company.  Although  the Company may establish goals and objectives for its executives from time to time,  the Company does not believe that  performance compensation for its executives should rely on  predetermined goals because extrinsic factors are often the dominant reason that the Company does or does not achieve such goals in a given year.  The Company believes that it can evaluate and reward performance more effectively at year end, in light of actual operating and market conditions, through a discretionary bonus program than it can through the predetermined goals, which require numerous assumptions with respect to weather and market conditions.   The core principles underlying the framework for Alico’s compensation program are:

•
Pay is structured to be performance based in part so that bonuses if paid are linked to a combination of the overall performance of the Company and a post year evaluation of the executive.  The payment of bonuses is always discretionary.

•
A portion of the total compensation should be equity-based so as to better align the Company’s senior management’s performance with that of its shareholder interests, so that they manage from the perspective of owners with an equity stake in the Company.

•	Compensation should instill a long-term commitment to the Company, team work and promote long-term thinking among the Company’s management team.

The annual performance review for determining compensation is conducted by the Compensation Committee. The Committee’s  analysis focuses on financial and non-financial performance measures that the Committee believes collectively best indicate successful management of Alico’s business. The analysis takes into account performance measured against the results achieved and the contributions of each officer to such performance.